UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                SCHEDULE TO-I/A

           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             Allegheny Energy, Inc.
                           Allegheny Capital Trust I
                          ___________________________
                       (Name of Subject Company (issuer))

                             Allegheny Energy, Inc.
                           Allegheny Capital Trust I
                          ___________________________
                      (Names of Filing Persons (offeror))

          11 7/8% Mandatorily Convertible Trust Preferred Securities
                          ___________________________
                         (Title of Class of Securities)

                              CUSIP No. 017271AA5
                          ___________________________
                     (CUSIP Number of Class of Securities)

                                 Gayle M. Hyman
                             Deputy General Counsel
                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601
                           Telephone: (724) 837-3000
                          ___________________________
                       (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy To:
                                Phyllis G. Korff
                                Stacy J. Kanter
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                            New York, New York 10036
                           Telephone: (212) 735-3000

                           CALCULATION OF FILING FEE

                Transaction valuation*              Amount of filing fee**
                     $300,000,000                           $35,310

* For purposes of determining the filing fee only, this amount is based on the conversion of all 300,000 11 7/8% mandatorily convertible trust preferred securities existing and outstanding with an aggregate liquidation amount of $300,000,000.

**       Previously paid.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                            Filing Party:
Date Filed:                                        Form or Registration No:



[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]      third party tender offer subject to Rule 14d-1
[x]      issuer tender offer subject to Rule 13e-4
[ ]      going-private transaction subject to Rule l3e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

______________________________________________________________________________


         This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO is being filed by Allegheny Energy, Inc., a Maryland corporation (the "Company") and Allegheny Capital Trust I, a statutory business trust that was formed under the laws of the state of Delaware and a wholly-owned subsidiary of the Company (the "Trust"), pursuant to Section 13(e)-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Company's offer to holders of the Trust's 11 7/8% mandatorily convertible trust preferred securities (the "Preferred Securities") of the right to receive for each $1,000 in Liquidation Amount of Preferred Securities tendered, 83.33 shares of the Company's Common Stock, subject to any applicable anti-dilution adjustments and $160.00 in cash, which represents (i) $148.44, the nominal amount of the remaining regularly scheduled distributions from March 15, 2005 through June 15, 2006 (the first date on which Allegheny may redeem any or all of the 11 7/8% Notes, irrespective of the aggregate principal amount of 11 7/8% Notes outstanding, and the date that the Preferred Securities become subject to the mandatory conversion provisions of


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

the Declaration of Trust), and (ii) $11.56, an incentive payment to encourage holders to tender and consent, if such holders agree to convert their Preferred Securities into shares of the Company's Common Stock during the period commencing on the date of the Offering Circular (as defined below) through the Expiration Date. The offer and consent solicitation is made upon the terms and subject to the conditions contained in the offering circular dated March 23, 2005, as amended on April 6, 2005 (the "Offering Circular") and the related revised Consent and Letter of Transmittal, which are attached hereto as Exhibits (a)(1)(i) and (1)(ii) and are incorporated by reference. Capitalized terms not defined herein shall have the respective meanings ascribed to them in the Offering Circular.

         This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Exchange Act. The information in the Offering Memorandum and the related revised Consent and Letter of Transmittal is incorporated in this Amendment No. 1 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO.

Item 1.  Summary Term Sheet.

         The information set forth under the headings "Summary of the Offer and Consent Solicitation" and "Summary of Additional Terms" in the Offering Circular is incorporated by reference in response to this Item 1.

Item 2.  Subject Company Information.

         (a) The information set forth under the headings "Allegheny Energy, Inc." and "Allegheny Capital Trust I" in the Offering Circular is incorporated by reference in response to this Item 2.

         (b) The subject class of equity securities is the 11 7/8% Mandatorily Convertible Trust Preferred Securities (the "Preferred Securities") of Allegheny Capital Trust I. As of the date of this Schedule TO, there was outstanding $300,000,000 aggregate liquidation amount of Preferred Securities.

         (c) The Preferred Securities are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association.

Item 3.  Identity and Background of Filing Persons.

         The principal executive offices of the filing person, Allegheny Energy, Inc., are located at 800 Cabin Hill Drive, Greensburg, PA 15601 and the telephone number at that address is (724) 837-3000. The address of the filing person, Allegheny Capital Trust I, a wholly-owned subsidiary of Allegheny Energy, Inc., is c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, PA 15601 and the telephone number at that address is (724) 837-3000.


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


         The names of the executive officers and directors of the Company and the Trust who are the persons specified in Instruction C to Schedule TO are set forth below:

H. Furlong Baldwin                    Director
Eleanor Baum                          Director
John P. Campbell                      Vice President
Edward Dudzinski                      Vice President
Paul J. Evanson                       Chairman, President, CEO and Director
Cyrus F. Freidheim, Jr.               Director
Julia L. Johnson                      Director
Thomas R. Gardner                     Vice President, Controller and Chief
                                      Accounting Officer
Philip L. Goulding                    Vice President
Ted J. Kleisner                       Director
Hyun Park                             Vice President and General Counsel
Steven H. Rice                        Director
Joseph H. Richardson                  Vice President
Gunnar E. Sarsten                     Director
Jeffrey D. Serkes                     Senior Vice President and CFO of the
                                      Company and Regular Trustee of the Trust
Michael H. Sutton                     Director

         The address of each of the above individuals is: c/o Allegheny Energy, Inc., 800 Cabin Hill Drive, Greensburg, PA 15601 and each such person's phone number is (724) 837-3000.

Item 4.  Terms of the Transaction.

         The information set forth under the heading "The Offer and Consent Solicitation" in the Offering Circular is incorporated by reference in response to this Item 4.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

         The information set forth under the heading "The Offer and Consent Solicitation" in the Offering Circular is incorporated by reference in response to this Item 5.

Item 6. Purposes of the Transaction and Plans or Proposals.

         (a) The information set forth under the heading "The Offer and Consent Solicitation" in the Offering Circular is incorporated by reference in response to this Item 6.

         (b) The information set forth under the heading "The Offer and Consent Solicitation" in the Offering Circular is incorporated by reference in response to this Item 6.

         (c) Not applicable.


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

Item 7.  Source and Amount of Funds or Other Consideration.

         (a) The information set forth under the heading "The Offer and Consent Solicitation" in the Offering Circular is incorporated by reference in response to this Item 7.

         (b) Not applicable.

         (d) The Company intends to fund the Conversion Amount with available cash and/or borrowings under the Company's $300 million credit agreement, dated as of March 8, 2004 (as amended on May 28, 2004 and October 12, 2004, the "Credit Agreement") among, the Company, Citicorp North America, Inc., as administrative agent and a syndicate of lenders. The Credit Agreement provides for a $300 million unsecured credit facility which consists of a $200 million revolving credit sub-facility, $100 million of which is available for the issuance of letters of credit, and a $100 million term loan. Interest on borrowings under the Credit Agreement are at the Company's option at either London Interbank Offering Rate plus a margin of 2.5% to 3.0% per annum, depending on the Company's then current credit rating as provided by Standard & Poor's ("S&P") and Moody's Investor Services ("Moody's"), or an applicable bank lending base rate plus a margin of 1.5% to 2.0% per annum, depending on the Company's then current credit rating as provided by S&P and Moody's. The Credit Agreement carries an unused commitment fee of 0.5% per annum and letter of credit fees comprised of a fronting fee of 0.35% and an additional annual fee of 2.5% to 3.0% on the face amount of outstanding letters of credit, depending on the Company's then current credit rating as provided by S&P and Moody's. The Credit Agreement contains customary covenants and events of default. The Credit Agreement terminates on March 8, 2007.

Item 8.  Interest in Securities of the Subject Company.

         (a) None of the persons named in Item 3 above, nor any associates or majority-owned subsidiaries of such persons, beneficially owns any of the subject securities.

         (b)  None.

Item 9.  Persons/Assets, Retained, Employed, Compensated or Used.

         No persons or classes of persons have been directly or indirectly employed, retained or are to be compensated to make solicitations or recommendations in connection with the offer and consent solicitation.

 Item 10.  Financial Statements.

         (a) Financial information. The following financial statements and financial information are incorporated herein by reference:

              1. The audited consolidated financial statements of the Company set forth in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004. The financial information with respect to the Trust is presented on a consolidated basis with the Company's financial statements.


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

         (b) Not applicable.

Item 11.  Additional Information.

         Not applicable

Item 12.  Exhibits.

Exhibit
Number      Description of Exhibits
------      -----------------------

(a)(1)(i)   Offering Circular dated March 23, 2005, as amended on April 6, 2005.

(a)(1)(ii)  Consent and Letter of Transmittal.

(a)(1)(iii) Letter to Clients.

(a)(1)(iv)  Letter to Brokers.

(a)(1)(v)   Notice of Guaranteed Delivery.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)      Press Release dated March 23, 2005.

(b)         Not applicable.

(d)         Not applicable.

(g)         Not applicable.

(h)         Not applicable.

Item 13. Information Required by Schedule 13E-3.

         Not applicable.



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


                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ALLEGHENY ENERGY, INC.


Date: April 6, 2005                    By:  /s/ Jeffrey D. Serkes
                                          ---------------------------------
                                          Name:  Jeffrey D. Serkes
                                          Title: Senior Vice President and Chief
                                                 Financial Officer


                                       ALLEGHENY CAPITAL TRUST I


Date: April 6, 2005                    By:  /s/ Jeffrey D. Serkes
                                          ---------------------------------
                                       Name:  Jeffrey D. Serkes
                                       Title: Regular Trustee




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



                                 EXHIBIT INDEX

Exhibit
Number      Description of Exhibits
------      -----------------------

(a)(1)(i)   Offering Circular dated March 23, 2005, as amended on April 6, 2005.

(a)(1)(ii)  Consent and Letter of Transmittal.

(a)(1)(iii) Letter to Clients.

(a)(1)(iv)  Letter to Brokers.

(a)(1)(v)   Notice of Guaranteed Delivery.*

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(5)      Press Release dated March 23, 2005.*


* Previously filed.




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